Filed by Kayne Anderson Energy Development Company

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Kayne Anderson Energy Development Company

Commission File No. 811-22435

KED Recorded Message:

Hello, this is Kevin McCarthy, CEO of Kayne Anderson Energy Development Company or KED. On July 17th, we will be holding a Special Meeting of Stockholders to vote on the merger of KED into Kayne Anderson MLP Investment Company. You should have received proxy materials related to the meeting and this merger proposal. If you haven’t done so already, I encourage you to read the proxy statement carefully and vote your shares. You can vote now by pressing 1 to be connected to a proxy specialist who can walk you through the voting process. If this message was recorded on your voice mail, please call 833-795-8494 to vote your shares. Your vote is very important and your consideration is greatly appreciated. Thank you.